UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	SEC FILE NUMBER 001-34212
FORM 12b –25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 68764G 107

Check One:

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2011

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ORYON HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

340 Basa Compound, Zapate
Address of Principal Executive Office (Street and Number)

Las Pinas City, Metro Manilla, Philippines
City, State and Zip Code

PART II -- RULES 12b - 25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or a portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Form 10-K for the period ended January 31, 2012 will not be submitted by the deadline due to a situation whereby additional time is required to complete the assembly of the necessary documentation and for our independent auditors to review the Form 10-K.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Crystal Coranes	(702) 973-1583
(Name)	(Area Code and Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes                                           ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes                                           ☐ No

Operating expenses for fiscal year ended January 31, 2012 were $100,242  as compared to $17,657 for the prior fiscal year. This increase was due to substantially increased professional and legal fees in the current period.  The Company expects to report net losses of $100,242 for the current fiscal year ($17,657 – 2011), with losses since inception totaling $169,939.

ORYON HOLDINGS, INC.
(Name of Registrant)

Date: April 30, 2012	By:	/s/Crystal Coranes
Name: Crystal Coranes
Title: Chief Executive Officer